

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2009

**Via Facsimile (303) 592-3140 and U.S. Mail**
James L. Palenchar, Esq.
Bartlett Beck Herman Palenchar & Scott, LLP
1899 Wynkoop Street, 8th Floor
Denver, CO 80202

> Re:  Trico Marine Services, Inc.
> Revised Preliminary Proxy Statement on Schedule 14A
> Filed May 1, 2009
> File No. 1-33402

Dear Mr. Palenchar:

We have conducted a limited review of the filing listed above and have the following comments.

**Revised Preliminary Proxy Statement on Schedule 14A**

1.      We note the revisions you have made to your disclosure in response to prior comment 2. It has come to our attention that you are in receipt of a copy of a letter dated April 3, 2009 from the Maritime Administration of the U.S. Department of Transportation which was provided to counsel to the Kistefos participants which addresses some of the Jones Act issues referenced in your revised disclosure. Please update the disclosure in your proxy statement throughout to reflect this development and to briefly disclose the nature of that agency's analysis of the Kistefos solicitation and its implication for your continued compliance with the Jones Act.

2.      You disclose that to "the Company's knowledge" neither MarAd or the Coast Guard authorities have made any determinations as to the foreign control implications under the Jones Act that may arise from the combination of items you reference. Revise to state, if true, that this is your conclusion, notwithstanding the MarAd letter. Further, to facilitate shareholders' understanding of the content of the letter and the authority afforded to it, please describe whether it is your view that the letter constituted an official "determination" by the agency or rather, whether it was merely advisory.

3.      We note your response to prior comments 2 and 3. Please tell us what authority (or "legal basis") you would rely on to make the decision to disregard any Kistefos proposals that may force the company to lose its Jones Act eligibility.

We note your revised disclosure states that your charter "effectively" requires you to remain in compliance with the Jones Act. What does this mean? Is your charter explicit in this respect or are you interpreting the charter's language and making a legal conclusion? Please revise your disclosure.

Questions and Answers, page 8

4.      Please revise the third bullet point in the answer to the question "What is the purpose of the annual meeting?" to include the nine proposals Kistefos is making: currently your disclosure states there are nine proposals but the parenthetical disclosure appears to only list eight proposals.

Background and Certain Contacts with Kistefos, page 17

5.      We note your response to prior comment 13 and the revisions made. We disagree that you have provided adequate support for the statements in bullet points 1, 4 and 5. Further, we note that you should avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. The support you provided is entirely premised on your assumptions regarding the negative intent of the Kistefos nominees and is not factually supported. Additionally, your support omits to explain or acknowledge equally plausible reasons why a 21.7% shareholder would seek representation on a Board of Directors. Please remove such statements throughout the proxy statement.

6.      See our prior comment. Remove the statements throughout that continue to suggest that the Kistefos nominees would assert a form of "negative control." You have revised the disclosure to indicate the limitations imposed on directors regarding the exercise of such power in Proposal 4. Your support for the argument that they *could* assert this form of negative control, despite the existence of the fiduciary duties and state law obligations you admit apply, serves to indirectly impugn the character of the nominees by suggesting that they deliberately would ignore such duties. Please revise your disclosure accordingly.

Proposal 10, page 63

7.      Please revise your disclosure to highlight in Proposals 10 and 11 and in the cover letter that security holders who use your card would not have the ability to vote on Proposals 10 and 11. You should address the fact that security holders who vote for Proposal 3 would be unable to vote for the election of individuals nominated to fill the two new board seats resulting from the approval of Proposal 3.

Form of Proxy Card

8.      Given that the standard of election of your directors is a majority one, please revise your proxy card to include a box that allows security holders to vote "Against" your nominees, whether it is in addition to the current boxes or instead of the "Withhold Authority" box.  Revise the related language in the proxy card and in the proxy statement for consistency.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3619 or, in my absence, to Mellissa Campbell Duru, Special Counsel, at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions